MarketWatch, Inc. Reports Third Quarter 2004 Financial Results
Company Marks the Ninth Consecutive Quarter of Positive EBITDA
and Sees Strength in Online Display Advertising

SAN FRANCISCO, Calif., October 27, 2004 – MarketWatch, Inc. (Nasdaq: MKTW), a leading provider of business news, financial information and analytical tools, today announced its third quarter 2004 financial results. The Company's net revenues for the third quarter 2004 were $19.8 million, compared to $11.6 million for the same period a year ago. Net income for the third quarter 2004 was $949,000, or $0.04 per share on 26.8 million diluted shares, comparing favorably to a net income of $393,000 or $0.02 per share on 18.8 million diluted shares, for the third quarter 2003. The Company reported third quarter 2004 earnings before interest, taxes, depreciation and amortization (EBITDA) of $1.9 million, compared to $1.1 million for the same period of 2003, which makes this the Company's ninth consecutive quarter of positive EBITDA.

Net revenues were $57.8 million for the nine months ended September 30, 2004, compared to $33.8 million for the first nine months of 2003. Net income for the first nine months of 2004 was $1.7 million, or $0.07 per share on 26.5 million diluted shares, compared to a net income of $17,000, or $0.00 per share on 18.5 million diluted shares, for the same period of 2003.

"We are particularly thrilled that MarketWatch's online display advertising grew 29% over last year, driven in part by continued momentum in the Internet advertising market," said MarketWatch, Inc. Chairman and CEO Larry Kramer. "We are also very pleased to report that we made substantial progress, as planned, on the integration of Pinnacor."

Financial Highlights
Total advertising revenues, which includes radio and television, were $7.1 million in the third quarter 2004, increasing 21% from the third quarter 2003. The Company's advertising results were driven by the Company's continued success in growing contracts with existing advertisers, diversifying the advertising base and particular strength in demand for display advertising.

"We talk a lot about our efforts to diversify the customer base and should highlight just as much, our ability to maintain long-term relationships with those customers," said Kramer. "We see a trend happening – that we're gaining status as a regular buy among our advertisers – and we believe they choose to stay and grow with us not only because of our creative advertising products but also because we deliver an incredibly valuable audience that advertisers pay premiums to reach."

Licensing revenues totaled $12.1 million in the third quarter 2004, up 132% over the same period last year. The increase was primarily due to the addition of Pinnacor revenue and fees received under the agreement with Thomson Financial for the new institutional news wire that is being built.

"Great progress was made in licensing sales this quarter as we continued to gain traction in upselling new products into our existing customer base," continued Kramer. "At the same time, we continue to recognize benefits from the Thomson relationship as that service gets built out."

Subscription revenues in the third quarter 2004, which mainly consisted of fees collected for the Company's newsletters, increased 13% over the same period last year to $516,000 due to increasing interest in the Company's growing suite of subscription products.

Gross margins improved to 68% in the third quarter 2004 from 61% a year ago primarily due to the leveraging of the Company's costs over a larger revenue stream and a reduced CBS royalty obligation, since the total amount of acquired annual revenues attributable to Pinnacor is not subject to royalty fees. Operating expenses for the third quarter 2004 increased to $12.7 million from $6.8 million for the same period a year ago, primarily due to increased investment in product development and the absorption of costs related to the Pinnacor transaction. As of September 30, 2004, the Company's full-time employees totaled 327.

Operating income for the third quarter 2004 totaled $824,000, compared to an operating income of $278,000 in the same period 2003.

At September 30, 2004, the Company's cash and cash equivalents were $56.4 million, compared to $52.3 million at the end of the second quarter 2004. The increase of $4.1 million was due to $2.3 million from operations, $850,000 from the reduction in restricted cash in the quarter relating to a capital lease absorbed from the Pinnacor acquisition and $1 million from the exercise of employee stock options.

Other Business Highlights for the Quarter

- In September, MarketWatch welcomed Paul Mattison as the Company's new Chief Financial Officer. Mr. Mattison is a seasoned financial executive with extensive experience in both media and licensing companies.
- The Company completed the expansion of its news staff during the third quarter and now has almost 120 journalists in its newsroom.
- In July, MarketWatch announced a significantly improved wireless phone experience for Verizon Wireless' Mobile Web 2.0 customers. The new service reproduces editorial from the CBS MarketWatch Web site with vibrant online graphics and display advertising on the handset screen.
- The Company also announced the extension of its partnership with MarketWise.com, a provider of online and in-person educational courses for introductory and advanced trading and investment tactics. Under the partnership, MarketWatch and MarketWise have created an educational seminar product for MarketWatch members.
- During the quarter, MarketWatch launched two offerings dedicated to the growing popularity of exchange-traded funds (ETFs). The CBS MarketWatch ETF Center provides a diverse array of investment tools, performance calculators and rankings,

along with daily news, feature stories and columns while providing advertisers with a new premium brand advertising opportunity. The ETF Trader weekly subscription product was launched offering both the novice and sophisticated investor a simple and intelligent strategy for staying on top of the fastest moving ETFs.

- In September, the Company announced the new CBS MarketWatch edition of its Virtual Stock Exchange online trading game. The new Virtual Stock Exchange was put to the test by a group of students at the Wharton School of the University of Pennsylvania, who competed in a day-long trading competition when the product was launched.

Outlook

The Company maintains its previous financial estimates for the full fiscal year 2004 consisting of net revenues in the $81 million to $83 million range, gross margins in the 68% to 70% range and the Company's target diluted earnings per share for fiscal 2004 of $0.15 per share.

Quarterly Conference Call

MarketWatch, Inc. will host a conference call to discuss third quarter 2004 results at 8:00 a.m. Pacific Time today. A live Web cast of the conference call, together with supplemental financial information, can be accessed through the Company's Investor Relations Web site at http://ir.marketwatch.com. In addition, an archive of the Web cast can be accessed through the same link. An audio replay of the call will be available following the conference call by dialing (877) 471-6581 or (402) 970-2661, reservation number 842499.

About MarketWatch, Inc.

MarketWatch, Inc. (NASDAQ:MKTW) is a leading provider of business news, financial information and analytical tools. Founded in 1997, the Company operates two award-winning Web sites, CBS.MarketWatch.com and BigCharts.com. The Company produces the syndicated CBS MarketWatch Weekend program, airs financial reports over The CBS TELEVISION NETWORK and provides updates every 30 minutes on the MarketWatch.com Radio Network. MarketWatch also offers subscription products for individual investors, including the Hulbert Financial Digest suite of products, Retirement Weekly and ETF Trader. The Company's CBS MarketWatch Information Services group is a leading licensor of market news, data, investment analysis tools and other online applications to financial services firms, media companies, wireless carriers and Internet service providers. "MarketWatch" and the MarketWatch logo are registered trademarks of MarketWatch, Inc.

Notice Regarding Forward-Looking Statements

This media release contains forward-looking statements that involve risks and uncertainties. These forward-looking statements are based on current expectations and the Company assumes no obligation to update this information. The Company's actual results may differ materially from those anticipated in these forward-looking statements, which include statements relating to the continued momentum in the Internet advertising market, the Company's continued success in growing contracts with existing advertisers, diversifying its advertising base and increasing demand for display advertising and the growing trend of the Company becoming a regular buy among its advertisers. Additional forward-looking statements include the expected ranges of net revenues, gross margin and diluted earnings per share for the full 2004 fiscal year. Factors that might contribute to such differences include, among others, the Company's ability to develop on a timely basis, as well as consumer acceptance of, the Company's new products and solutions for advertising, licensing and subscription customers; the Company's ability to attract new advertising customers; the level of Internet advertising in general and the amount of advertising on the Company's Web sites and other media outlets in particular; and the Company's ability to successfully integrate the Pinnacor business, develop the real-time financial newswire service with Thomson Financial and realize the benefits from the acquisition and the arrangement with Thomson Financial. For more information about these and other potential factors that could affect the Company's business and financial results, see the discussion of "Factors That May Affect Our Operating Results" in the Company's 10-K for the year ended December 31, 2003, as well as other recent reports the Company has filed with the Securities and Exchange Commission (the "SEC"), which are available on the SEC's Web site at www.sec.gov.

Contacts:

Paul Mattison, CFO, MarketWatch, Inc., 415-733-0500, investor_relations@marketwatch.com

Anna Yen, IR Director, MarketWatch, Inc., 415-733-0500, investor_relations@marketwatch.com

MarketWatch, Inc.
Condensed Consolidated Statements of Operations
(in thousands, except per share data)

(unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,	
	2004	2003	2004	2003
		(as restated)		(as restated)
Net revenues:				
Advertising	$ 7,145	$ 5,907	$ 22,812	$ 16,481
Licensing	12,113	5,214	33,578	16,176
Subscriptions	516	455	1,389	1,137
Total net revenues	19,774	11,576	57,779	33,794
Cost of net revenues	6,247	4,508	17,958	13,137
Gross profit	13,527	7,068	39,821	20,657
Operating expenses:				
Product development	4,498	1,444	13,485	5,040
General and administrative	4,416	2,812	12,897	8,542
Sales and marketing	3,641	2,534	11,292	7,439
Amortization of intangibles	148	-	709	-
Total operating expenses	12,703	6,790	38,383	21,021
Income (loss) from operations	824	278	1,438	(364)
Interest income, net of expense	154	115	363	384
Income tax	(29)	-	(54)	(3)
Net income	$ 949	$ 393	$ 1,747	$ 17
Net income per share:				
Basic	$ 0.04	$ 0.02	$ 0.07	$ 0.00
Diluted	$ 0.04	$ 0.02	$ 0.07	$ 0.00
Weighted average shares outstanding used to compute:				
Basic	25,190	17,382	24,427	17,267
Diluted	26,830	18,754	26,468	18,503
Supplemental financial data (1):				
Net income	$ 949	$ 393	$ 1,747	$ 17
Depreciation and amortization	1,071	856	3,669	2,883
Interest income	(154)	(115)	(363)	(384)
Tax expense	29	-	54	3
EBITDA	$ 1,895	$ 1,134	$ 5,107	$ 2,519

(1) EBITDA is defined as earnings before interest, taxes, depreciation and amortization. The Company has presented EBITDA because it is a common alternative measure of performance and management believes that EBITDA is an appropriate measure of evaluating the liquidity and operating performance of the Company.

MarketWatch, Inc.
Condensed Consolidated Balance Sheets
(in thousands)

	September 30, 2004	December 31, 2003
	(unaudited)	
Assets		
Current assets:		
Cash and cash equivalents	$ 56,383	$ 48,079
Restricted cash	920	-
Accounts receivable, net	12,687	7,022
Prepaid expenses and other assets	2,298	685
Total current assets	72,288	55,786
Property and equipment, net	3,844	4,387
Goodwill	88,389	22,429
Intangibles, net	6,973	-
Prepaid acquisition costs	-	2,498
Restricted cash	175	-
Other assets	1,165	128
Total assets	$ 172,834	$ 85,228
Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable and accrued expenses	$ 16,125	$ 7,821
Capital lease obligations	487	-
Deferred revenue	7,058	1,377
Total current liabilities	23,670	9,198
Other long-term liabilities	1,095	865
Total liabilities	24,765	10,063
Stockholders' equity:		
Preferred stock	-	-
Common stock	254	180
Additional paid-in capital	394,276	323,141
Deferred compensation	(37)	-
Other comprehensive income	(15)	-
Accumulated deficit	(246,409)	(248,156)
Total stockholders' equity	148,069	75,165
Total liabilities and stockholders' equity	$ 172,834	$ 85,228